

Mail Stop 3561

November 10, 2016

Jon W. Howie
Chief Financial Officer
Chuy's Holdings, Inc.
1623 Toomey Road
Austin, Texas 78704

>   **Re:** **Chuy's Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 27, 2015**
>   **Form 8-K filed August 2, 2016**
>   **Response Dated November 1, 2016**
>   **File No. 001-35603**

Dear Mr. Howie:

We have reviewed your November 1, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2016 letter.

1. We note your response to our prior comment 2. We further note in your Form 8-K filed on November 1, 2016 that you excluded closing costs from adjusted net income and restaurant-level EBITDA in the respective periods. Finally, your disclosure on page 7 of your Form 10-K states that one of your business strategies is to pursue new restaurant development. Please further explain to us specifically how restaurant pre-opening costs and closing costs are not normal, recurring cash operating expenses given that these costs appear to be essential to managing the growth of your restaurant operations.

2. Additionally, please quantify each of the components of your general and administrative costs, as described on page 33 of your Form 10-K, and explain why they are not normal, recurring cash operating expenses. In your response, please address the level of involvement that senior and supervisory management have in the operations of your restaurants and describe the nature of legal and professional fees and information systems that directly impact your restaurant operations.

You may contact Melissa Gilmore at (202) 551-3777 or me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure